JESUP & LAMONT, INC.
650 Fifth Avenue, 3rd Floor
New York, NY 10019

September 15, 2009

United States Securities and Exchange Commission
Washington D.C.
Mail Stop 3010

Re:	Jesup & Lamont, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
File No 1-31292

Dear Sirs and Mesdames:

This will respond to your comment letter dated August 5, 2009.

Form 10-K for the Year Ended December 31, 2008

Our Company, page 11

1.	Please revise future filings to reflect the correct SEC mailing address of 100F Street, N.E. Washington, DC 20549.

We will use the correct mailing address in future filings.

 Critical Accounting Policies, page 21

2.
In future filings, revise to include a discussion of your accounting for securities at fair value and share-based compensation in your discussion of critical accounting policies.  Your disclosure should address the types of assumptions underlying the most significant and subjective estimates, sensitivity of those estimates to deviations of actual results from management’s assumptions, and circumstances that have resulted in revised assumptions in the past.  Refer to SEC Interpretive Release No. 33-8350.  The disclosure should clarify the extent to which dealer quotes and modeling are utilized in the determination of fair value.  Further, you should discuss the extent to which adjustments are made to dealer quotes and the basis for those adjustments.  In addition you should discuss how the accuracy of your models is evaluated.  Please provide us with your proposed disclosure.

We will include disclosures similar to the following in future filings.

Critical Accounting Policies

Fair Value.  “Marketable securities owned” and “Securities sold, but not yet purchased” on our consolidated statements of financial condition are carried at fair value or amounts that approximate fair value, with related unrealized gains and losses recognized in our results of operations. The determination of fair value is fundamental to our financial condition and results of operations and, in certain circumstances, it requires management to make complex judgments.

Fair values are based on listed market prices, where possible.  If listed market prices are not available or if the liquidation of our positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations.

Warrants received from investment banking engagements are generally valued using the Black-Scholes option valuation model.  This pricing model and its underlying assumptions impact the amount of unrealized gains and losses recognized. Changes in the fixed income and equity markets will impact our estimates of fair value in the future, potentially affecting principal trading revenues. The illiquid nature of certain securities or debt instruments also requires a high degree of judgment in determining fair value due to the lack of listed market prices and the potential impact of the liquidation of our position on market prices, among other factors.

FASB Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value should be based on assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy of three levels that prioritizes the information used to develop those assumptions. The provisions of SFAS No. 157 became effective for us beginning January 1, 2008. Generally, the provisions of this statement are to be applied prospectively. Certain situations, however, require retrospective application as of the beginning of the year of adoption through the recognition of a cumulative effect adjustment to the opening balance of retained earnings. Such retrospective application is required for positions in a financial instrument that trades in a certain market held by a broker-dealer that was measured at a fair value using a blockage factor which is no longer permitted upon application of this statement. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial statements.

Expense Recognition of Employee Stock Options.  Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Standards No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123 (R)"), which is a revision of SFAS No. 123. SFAS No. 123 (R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach to accounting for share-based payments in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all new share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.

The Black-Scholes option valuation model is used to estimate the fair value of the options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable. Options issued under the Company's option plan have characteristics that differ from traded options. Principal assumptions used in applying the Black-Scholes model are outlined below. In selecting these assumptions, we considered the guidance for estimating expected volatility as set forth in SFAS No. 123(R). Volatility is a measure of the amount by which the Company's common stock price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility).

Expected dividend yield ...........................    None
Risk-free interest rate ...........................      XX%
Expected life ....................................      XX years
Volatility ........................................    XX%

3.
Please expand the disclosure of your critical accounting policies, including your procedures for evaluating potential goodwill impairment, recognition of a valuation allowance against deferred tax assets, and other critical accounting policies as applicable, to discuss the potential sensitivity of your estimates to change and quantify the effects where practicable and material.  Please provide us with your proposed disclosures.

We will include disclosures similar to the following in future filings.

GOODWILL AND OTHER INTANGIBLE ASSETS
Intangible assets subject to amortization, consisting of customer lists are amortized over their estimated useful lives of ten years on a straight-line basis.

We performed an impairment test of our goodwill and other intangible assets as of December 31, 20XX, and determined we had no impairment of goodwill or other intangible assets at that date.  We have determined we have one reporting unit for the test of impairment.  Summary information from our impairment tests is set forth in the following table.

December 31, 20XX
Reporting Unit	Carrying Value	Estimated Fair Value	Excess Estimated Fair Value Over Carrying Value	Percent Excess Value
JLSC	$	$	$		%

The principal assumptions used in forecasting future cash flows are outlined below:

	20XX		20XX		20XX		20XX		20XX		20XX
Nominal revenue growth rate		%		%		%		%		%		%
Direct costs		%		%		%		%		%		%
Operating expenses ($000’s)	$			%		%		%		%		%

	20XX		20XX		20XX		20XX		Residual
Nominal revenue growth rate		%		%		%		%		%
Direct costs		%		%		%		%		%
Operating expenses		%		%		%		%		%

Bases used to develop forecasts:
Years that cash flow is projected	10
Derivation of residual value at end of projection period	Gordon growth model applied to the last year of projection period
Weighted average cost of capital	XX%

As part of our impairment tests, we performed sensitivity analyses with our principal assumptions. The impact on our estimated fair values of a 1% change in our principal assumptions approximated the following:

Principal Assumption                                 Amount
----------------------------                             ---------------------
Nominal revenue growth rates .............................$
Direct Costs.....................................................      $
Operating Expenses ......................................…...$
Years That Cash Flow Is Projected ......................$
Derivation of Residual Value at End of Period….$
Weighted average cost of capital .........................$

INCOME TAXES
The Company has recorded net deferred tax assets of $X,XXX,XXX, due primarily to net operating loss carryforwards of $XX,XXX,XXX, expiring in years 2022 through 2029.  The discounted cash flow analysis used in the impairment test indicates that the Company will generate future profits that will allow the Company to utilize its NOLs.  The schedule set forth below summarizes the amount deductible per year for operating loss carryforwards.

Deductible Operating Loss Carryforward:
Year of Expiration                                                                Amount
2009
2010
2011
2012
2013
2014
Thereafter

4.
In future filings, please reconcile your disclosure that you perform a quarterly impairment test for goodwill and other intangible assets with your disclosure in Note 2 to your consolidated financial statements that this test is performed on an annual basis.

We will eliminate references to quarterly impairment tests in future filings.

Liquidity and Capital Resources, page 28

5.
We note that cash used in operations has significantly increased during the last two years, continuing into the first quarter of 2009.  In light of this trend, please revise your disclosure in future filings to provide a more robust discussion of the material components driving net operating cash and how changes therein affect your ability to manage your liquidity at the holding company level.  Please evaluate separately your ability to meet upcoming cash requirements over both the short and long term.  In addition, please provide your proposed future disclosures in your response.  Refer to SEC Interpretive Release No. 33-8350.

Whether or not, and to what degree, our plans as outlined in our response to comment number 6 below transpire, will have a significant impact on our future disclosures regarding liquidity.  Based on what we believe and are planning toward our proposed disclosures in future filings would be similar to the following.

New senior management joined the firm at various times over the last 12 months.  The focus of management was to increase the firm’s profitability by focusing on more profitable business sectors , such as the fixed income division, while exiting units that were marginal.  We also focused on significant expense reductions to better align our expenses with the firm’s revenues.  As a result of our expense reduction programs we reduced our expenses by $X and X for the periods ended Y and Y.

We concluded the legal matters regarding ______ during the period _____, resulting in ____.  These matters have been a significant drain on our resources and manpower.

 We extended and/or modified certain liabilities including the following ________.

On XX , 2009 we raised  additional equity capital consisting of ________ which was allocated for working capital.  We also issued XX shares of our common stock on XX, 2009 as payment for $XX of current liabilities and $XX of long term liabilities.

On XX, 2009 our broker dealer’s net regulatory capital was $X million.  This increase in regulatory net capital has lead to our ability to attract larger and more profitable customers which require a minimum level of net regulatory capital from their vendor firms.

6.
Please tell us how you concluded that your net cash and liquid assets totaling approximately $2.1 million at December 31, 2008 and capital financings of approximately $4.0 million completed in early 2009 will be sufficient to meet your anticipated cash needs for working capital and capital expenditures for the remainder of 2009.  In your response, please address how you considered the continued increase in cash used in operating activities in 2008 and the first quarter of 2009, liabilities due within one year totaling approximately $9.9 million as of December 31, 2008, and your intention to raise additional equity capital in 2009 for working capital.

New senior management joined the firm at various times over the last 12 months.  The focus of management was to increase the firm’s profitability by focusing on more profitable business sectors while exiting units that were marginal.  We also focused on significant expense reductions to better align our expenses with the firm’s revenues and new business model, as evidenced by our expense reductions reported in our Form 10-Q for the Quarter Ended June 30, 2009.

We believed that our not readily marketable securities would begin increasing in value and could be sold.  These securities are primarily comprised of warrants and other securities we have been accumulating from our investment banking engagements.  As reported in our Form 10-Q for the Quarter Ended June 30, 2009, we have subsequently realized a gain approximating $1.5 million on the sale of such securities.

We expect to conclude multiple legal matters which have been a significant drain on our resources and manpower.  Furthermore, we expect to obtain favorable settlements as a result of concluding these legal matters.

As a result of the above, we believed the historical operating losses would not continue into the future.  We have also been successful in working with our creditors to extend and/or modify payment terms to more closely align with our new revenue streams.

As stated on page 29 we planned to raise additional equity capital in 2009 for working capital.  We believed the completion of the above strategies would be more conducive to completing our capital raising plans.  Furthermore, we believed our shareholders would provide broad approval to issue new shares of our stock to not only raise additional cash from equity offerings, but to also pay off substantial amounts of our liabilities with future equity offerings.  Subsequently, on June 23, 2009, at our annual meeting of our shareholders, we did obtain such approvals with wide majorities of votes cast.  Furthermore, as reported in our Form 10-Q for the Quarter Ended June 30, 2009, we received stock subscriptions totaling $2,190,000 for stock offerings to be completed during the third quarter of 2009.

Raising additional capital will also allow us to increase our broker dealer’s net regulatory capital which will lead to attracting even larger and more profitable customers, and also increase our trading revenues from customers which require a minimum level of net regulatory capital from their vendor firms.

Tabular Disclosure of Contractual Obligations, page 30

7.
In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table.  If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.  Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

We will include disclosures similar to the following in future filings.

The annual maturities of principal and estimated interest on the notes payable are as follows:

Year ending December 31	Principal	Interest
2009	$	$
2010
2011
2012
2013
Thereafter
	$	$

Future interest expense is calculated using stated note rates.   For variable rates that are based on an indexed rate such as LIBOR we use banking and mortgage industry forecasts.

Recently Issued Accounting Pronouncements Not Yet Effective, page 30

8.
In future filings, please include a discussion of the impact that adoption of recently issued accounting standards is expected to have on your financial statements, unless not known or reasonably estimable.  In that case, a statement to that effect may be made.  See SAB Topic 11M.

We will include the requested discussion in future filings.

Item 9A. Controls and Procedures, page 34

9.
We note your disclosure regarding your disclosure controls and procedures that as of the end of the period, you had a material deficiency regarding your internal controls.  Please revise your disclosure to clearly state whether your disclosure controls and procedures are effective or ineffective.  This comment also applies to your Form 10-Q for the period ended March 31, 2009.

We will file an amended Form 10-K and Form 10-Q with the following additional disclosures.

In the review of our internal controls, it was determined that we had a material deficiency with regard to documentation that supports authorization and approval of accounting records and disbursements. During this review it was shown that while all transactions are properly authorized and reviewed the audit trail as supported by documentation was lacking. This has occurred due to the small size of our firm and as such certain procedures were being done verbally without proper documentation and signature authorization. All of the deficiencies have been noted and, as of June 30, 2009, procedures have been put into place that should remove these deficiencies.  However, as of June 30, 2009, we had not completed our testing of them to be certain that they are being adhered to.  As such, we have determined that our internal controls are still deemed deficient until such time that they can be adequately tested. As part of our year-end audit process all of our internal controls will be tested and we expect that all controls will be adequate to provide for the proper reporting of our financial statements.

10.
In light of your conclusion that your disclosure controls and procedures were not effective as of December 31, 2008, please tell us, and to the extent applicable disclose in future filings, the basis for your conclusion that your internal control over financial reporting was nonetheless effective as of December 31, 2008.

Although there were some deficiencies in our internal reporting controls, the material deficiencies related to documentation. All disbursements and records were under the supervision of our Chief Financial Officer. There were no entries or disbursement made without his authorization. In addition, all disbursements over $10,000 required a signature in addition to the CFO’s. Finally, all disbursements required documentation and the process was supervised by our accounts payable supervisor. Under her direction, no disbursements were made unless there was proper documentation. The deficiency noted was that there were no signatures on these documents authorizing payments. However, since all the personnel who would have signed were part of the process the lack of signature was mitigated.

Report of Independent Registered Public Accounting Firm, page F-2

11.
The report issued by your independent registered public accounting firm does not include a typed form of their signature.  Please confirm that you received a signed audit report prior to the filing of your Form 10-K in accordance with Item 302 of Regulation S-T.  In addition, please confirm you will comply with Item 302 of Regulation S-T in future filings and include typed signatures on auditors’ reports or amend this Form 10-K to comply if it is incorporated by reference into any transactional filing.

We did receive a signed audit report prior to the filing of our Form 10-K in accordance with Item 302 of Regulation S-T.  We will comply with Item 302 of Regulation S-T in future filings to include typed signatures on auditors’ reports and we will amend this Form 10-K filing.

12.
It appears you have changed principal accountants but have not provided disclosures pursuant to Item 304 of Regulation S-K.  Please file a Form 8-K containing Item 4.01 disclosures, or tell us why you have concluded that such disclosure is not required.  Refer to the “General Instructions” of Form 8-K and the “Information To Be Included In The Report” for Item 4.01 of Form 8-K.

We did not believe that it was necessary to file a Form 8-K under the circumstances.

Item 4.01(a) of Form 8-K refers to circumstances whereby an independent accountant who was previously engaged as the principal accountant to audit the registrant’s financial statements, or an independent accountant upon whom the principal accountant expressed reliance in its report regarding a significant subsidiary, resigns (or indicates that it declines to stand for re-appointment after completion of the current audit) or is dismissed.  Our financial statements for the year ended December 31, 2007 were audited by Miller, Ellin & Company, LLP.  Miller, Ellin & Company, LLP merged into Rosen Seymour Shapss Martin & Company LLP as of January 1, 2009.  Miller, Ellin & Company, LLP did not resign or decline to stand for re-appointment and was not dismissed.  In the absence of any regulation to the contrary, we believed that this merger of accounting firms did not constitute a change in our Certifying Accountant.

Item 4.01(b) refers to circumstances where a new independent accountant has been engaged to audit the registrant’s financial statements.  As noted above we believed that this merger of accounting firms did not result in engaging a new independent accountant.

This situation is disclosed in Form 10-K, Item 14.

We will file a Form 8-K as you desire.

13.           We note you have not provided the audit opinion of your prior independent registered public accounting firm in your Form 10-K.  Please amend to include the audit opinion for the financial statements as of and for the fiscal year ended December 31, 2007 included in your filing.

We referred to Item 8(a) of Form 10-K which requires that registrants furnish financial statements meeting the requirements of Regulation S-X, Part 210.  We noted that Regulation S-X, Part 210.2-.05, Examination of financial statements by more than one accountant, states that “…reports of other accountants which may otherwise be required in filings need not be presented in annual reports to security holders furnished pursuant to the proxy and information statement rules under the Securities Exchange Act of 1934”.

We will file an amended Form 10-K as you desire.

14.	Please tell us how you determined you were not required to file a consent from your auditor related to their report on your 2008 audited financial statements.

We will file consents for the S-3 and S-8 Registration Statements for the above-mentioned amended Form 10-K.

Notes to Consolidated Financial Statements, page F-10

Note 3, Marketable Securities Owned and Securities Sold, But Not Yet Purchased

15.	In future filings, please include the following disclosures, as required by paragraph 32 of SFAS No. 157, and provide us with your proposed disclosures:
•	In annual periods only, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period.
•
For fair value measurements using significant unobservable inputs (Level 3), a description of where related gains or losses included in earnings are reported in the statement of income, and the amount of the total gains or losses for the period included in earnings that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date and a description of where those unrealized gains or losses are reported in the statement of income.

We will include disclosures similar to the following in future filings.

Our Level 1 Assets which include marketable securities owned and our securities sold, but not yet purchased, are valued at fair value using quoted market prices in active markets for identical securities.  Gains or losses are recorded on a trade date basis and are included in our consolidated statements of operations in “Equity market making trading, revenues, net”.

Our Level 3 Assets which include securities not readily marketable are valued at fair value using listed market prices, where possible.  If listed market prices are not available or if the liquidation of our positions would reasonably be expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations and marketability.  Warrants received from investment banking engagements are generally valued using the Black-Scholes option valuation model and we may reduce the value if there is a restriction as to when the warrants may be exercised.  The Black-Scholes method uses assumptions such as volatility, interest rates, and dividend yields to determine value.  Realized gains or losses are recorded on a settlement date basis and unrealized gains or losses are recorded on the valuation date.  Realized and unrealized gains or losses are included in our consolidated statements of operations in “Investment banking income” or “Net gain (loss) on securities received for banking services”.

We had no Level 2 Assets at December 31, 20XX or 20XX.  We had no material changes in our valuation techniques for the years ended December 31, 20XX or 20XX.

 Note 7, Intangible Assets, page F-16

16.
Please tell us, and disclose in future filings, your accounting policies related to reviewing intangible assets that are subject to amortization and intangible assets other than goodwill that are not subject to amortization for impairment and the results of those assessments.  See paragraphs 15 and 17 of SFAS No. 142.

We will include disclosures similar to the following in future filings.

Intangible assets subject to amortization, consisting of customer lists totaling $XXX,XXX at December 31, 20XX,  are amortized over their estimated useful lives of ten years on a straight-line basis.  Intangible assets other than goodwill that are not subject to amortization, consisted of trademarks totaling $X,XXX.XXX at December 31, 20XX.

We account for these intangible assets under SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

We test these intangible assets for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Summary information from our impairment tests are included in the tests of all intangible assets as set forth in footnote ___.

17.
We note your statement that you have one reporting unit for the test of impairment.  We also note the discrepancy between the disclosed carrying value of your JLSC reporting unit and your consolidated net assets as of December 31, 2008.  In this regard please tell us:

•	What your reporting units are.

•	How you determined your reporting units under paragraph 30 of SFAS 142.
•	How you determined that all of your intangible assets, including those related to your Long Island office acquisition, should be allocated to the JLSC reporting unit.
•	How you allocated notes payable among the reporting units.

Paragraph 30 of SFAS 142 states: “A reporting unit is an operating segment or one level below an operating segment.  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.  However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.  …..For purposes of determining reporting units, an operating segment is as defined in paragraph 10 of FASB Statement No. 131..”

Paragraph 17 of SFAS 131 states: “…Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

Paragraph 34 of SFAS 142 states: “For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date.  Goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit.”

We have only one operating segment and reporting unit which is our broker dealer unit.  All of its products and services, production processes, systems and customers are combined and comingled.  Upon acquisition the goodwill was assigned to the one reporting unit which benefited from its synergies.  Notes payable were not allocated to the one reporting unit as they are obligations of the Parent Company.  We will reconcile the disclosed carrying value and net intangible assets in future filings.

18.
We note your disclosure on page 22 that the fair value of each reporting unit is estimated using a discounted cash flow methodology.  Please tell us what consideration you gave to using quoted market prices of your common stock as a basis for the measurement of fair value.  See paragraph 23 of SFAS No. 142.

Paragraph 23 of SFAS 142 states: “The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date.  Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available.  However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.  Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity.  Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual equity securities.  An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest.  That control premium may cause the fair value of a reporting unit to exceed its market capitalization.  The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit.”

We believe our reporting unit has substantial control premium value over our market capitalization to an entity that would desire controlling interest, and therefore, meet the criteria set forth above in Paragraph 23 of SFAS 142.  As part of our valuation process, we did prepare an analysis under a Market Approach using a “Guideline Public Company Method”.  We obtained our enterprise value by taking an average of the discounted cash flow method and the Guideline Public Company Method.

19.
Please provide us with a comprehensive discussion of the basis for each of the major assumptions relating to revenue growth, direct costs, and operating expenses used in your JLSC valuation analysis by forecast year.  In your response, specifically address how you concluded that the nominal revenue growth rates in 2009 and 2010 are reasonable in light of the 24.9% decrease in revenues in the year ended December 31, 2008 as compared to the prior year, and the 45.7% decrease in revenues in the quarter ended March 31, 2009 as compared to the prior year quarter.

As discussed in our response to comment number 6 above, we have substantially changed our management team and leadership, and as a result, we are substantially changing our business model which is much different than our historical operations.  Our major assumptions reflect our changes already put in place as well as our anticipated plans for the future.

Note 14, Gain on Settlements, page F-20

20.
Please tell us how you determined it was appropriate to record a gain in the amount of $806,744 related to the May 2008 settlement agreements with two former officers and how you accounted for the related transfer of rights to certain investment banking engagements, citing the accounting literature upon which you relied.  Include in your response a discussion of how you determined that the return of 524,118 shares of your common stock was not a treasury stock transaction subject to the provisions of APB Opinion No. 9. paragraph 28, and APB Opinion No. 6. paragraphs 12 and 13.

We relied on APB Opinion No. 9, paragraph 3: “Net income should reflect all items of profit and loss recognized during the period except for prior period adjustments.”  The return of shares of our stock was just one part of an overall transaction which included offsetting of operating receivables and payables owed to and by the Company plus the transfer of investment banking engagements accumulated during the normal course of business, rather than simply a capital transaction of our stock.  This transaction was not initiated as a capital transaction but was instead an operating transaction to settle assets and liabilities which had substantially arisen from normal operating activities.  Our recorded value of the investment banking engagements was zero at the date of the transaction.

Note 16, Stock Options, page F-25

21.
Please reconcile for us your tabular disclosure that no stock options were exercised in the year ended December 31, 2008 with your disclosure in your consolidated statements of changes in stockholders’ equity that 214,844 options were exercised during that same period.

The 214,844 shares for stock options exercised were inadvertently included with stock options cancelled.  We will correct the discrepancy in future filings.

22.	In future filings, please include all disclosures required by SFAS No. 123(R), including the following:
•	The total intrinsic value of options exercised and the total fair value of shares vested during the year.
•
For fully vested share options and share options expected to vest at the date of the latest statement of financial position, the aggregate intrinsic value of both options outstanding and options currently exercisable.

•
A description of the significant assumptions used during the year to estimate the fair value of share-based compensation awards, including the method used to estimate both the expected term of share options and the expected volatility of the shares.

•	As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

We will include the requested additional disclosures in future filings.

Form 10-Q for the Period Ended March 31, 2009

Note 5, Notes Payable, page 10

23.
We note your disclosure that the $1,049,450 note payable matured on April 2, 2009, and that you are in discussions with Fifth Third Bank regarding extension of the note.  In future filings, please discuss the potential impact to your operating results, liquidity, and financial condition should you not be able to obtain an extension or alternative financing to repay this note.

The note was further extended and converted to a demand note on July 2, 2009, with principal payable at $30,000 per month.  In future filings, we will include a discussion of the potential impact to our operating results, liquidity and financial condition should the note be called for repayment.

Note 13, Income Taxes, page 14

24.
We note your statement that you are evaluating the need to provide an additional valuation allowance.  Please tell us, and disclose in future filings, your conclusion as to whether it is more likely than not that the net deferred tax assets will be realized.  In addition, in light of your history of pre-tax losses, please provide us with and include detailed disclosures in future filings as to how you determined it is more likely than not that you will realize your deferred tax assets.  In this regard, please address each of the following points in your disclosures:

•
Provide a comprehensive discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets related to net operating loss carryforwards pursuant to paragraphs 17 through 25 of SFAS 109.  You should discuss the significant estimates and assumptions used in your analysis.  You should also discuss how you determined the amount of the valuation allowance to record.

•	Disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets.
•	Include an explanation of the anticipated future trends included in your projections of future taxable income.
•	Discuss the implications of the $600,000 per year limitation on deductibility of net operating losses and how this was considered in the determination of the adequacy of the valuation allowance.

The statement that there is a $600,000 per year limitation on deductibility of our net operating losses was an error and will be corrected in future filings.  The Company has net operating loss carry forwards for federal tax purposes of approximately $29,000,000 which expire in years 2022 through 2029.  The amount deductible per year is limited to $576,000 on loss carryforwards of $4,376,000 and unlimited on the remaining loss carryforwards under current tax regulations.

We would need to generate approximately $5.5 million of pre-tax income to realize the remaining net deferred tax assets.  Our projections show that this would be realized by the year 2017.

Paragraph 20 of SFAS 109 states that: “Sometimes historical information may not be as relevant (for example, if there has been a significant, recent change in circumstances)”…  As previously discussed in our response to comment number 6 above, we believe we have made substantial progress in changing our business to lead us to conclude that there is a greater likelihood than not that the remaining net deferred tax assets will be realized.  Accordingly, we do not believe we should record any additional deferred tax asset valuation allowance at this time.

Item 4T, Controls and Procedures, page 23

25.
Please revise to include management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent period, including a statement as to whether or not internal control over financial reporting is effective.

At the end of June 30, 2009, all material reporting internal control deficiencies have been addressed and policies are in place to assure that reporting will be properly performed. While we believe that these procedures are in place and are being followed, we have not completed testing to ascertain that the procedures are being adhered to. We are currently implementing a testing program and we believe that by year-end testing will be completed and that there will be no material deficiencies at that point.

Exhibits 31.1 and 31.2

26.
We note that you refer to the “quarterly report” instead of “report” in paragraphs 2.3, and 4(a), you replaced the word “registrant” with “small business issuer” in paragraph 4(a), and you omitted the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of your certifications.  Please confirm to us in writing that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K.

We confirm that all future certifications will conform to the exact language required by Item 601(b)(31) of Regulation S-K, including correct references to “report” and “registrant”, and the inclusion of “(the registrant’s fourth fiscal quarter in the case of an annual report)” where applicable.

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In addition, on behalf of the Company this will acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan Weichselbaum

Alan Weichselbaum
Chief Financial Officer